Exhibit 99.(a)(60)

Value creation or Value destruction: the choice is clear.

Do not tender your Gold Fields shares

Since Harmony launched its hostile offer, more than R7 billion of shareholder value has been destroyed.*

Gold Fields has a consistent record of creating shareholder value, is financially robust with a high quality, global asset base. Every reserve statement that Gold Fields issues is independently audited and transparently presented.

Harmony is financially distressed, burning cash, with mainly loss making assets of inferior quality. Their reserve position is unclear and a revised independent statement will not be provided until December, after the 26 November closing date of their early acceptance offer.

Gold Fields creates value; Harmony destroys value. Keep your options open. Do not tender your shares

REJECT THE HARMONY OFFER. DO NOT TENDER YOUR SHARES.

For more information:
Hotline - SA 0800 202 361
Website - www.goldfields.co.za

* R7 billion measured as the difference between the market capitalisation of Gold Fields and Harmony on October 15, 2004, the last business day prior to the announcement of Harmony’s offer and on November 19, 2004.

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website. The Directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction. This advertisement contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements are subject to a number of risks and uncertainties and the events discussed herein may not occur.